Exhibit 13.3


                    INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

      Quarterly Noteholders Report Related to the April 7, 2003 Distribtion


Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD $919,942,000
first  day after  the  Payment  Date  occurring  during  the collection period i.e. 8th January 2003:

Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $3,610,772.35
on the Payment Date being 7th April 2003:

Aggregate  of  principal  payments  to be made in respect to            A2 Notes:  USD $56,528,200.00
each class of notes on the Payment Date being 7th April 2003:

Income for the collection period:                                       AUD $28,855,020.77

The Mortgage Principal Repayments for the collection period:            AUD $129,966,101

Expenses of the trust for the collection period:                        AUD $23,978,501.48

Aggregate  of all redraws on the  housing  loans made during            AUD $28,694,787
the collection period:

Interest  rates  (all in)  applicable  for  interest  period            A2 Notes: 1.458750%
ending 6th July 2003:

The scheduled and unscheduled  payments of principal  during            Scheduled:      AUD $3,485,326
the collection period:                                                  Unscheduled:    AUD $126,480,775

Aggregate of outstanding balances of housing loans as at the            31 March 2003:  AUD $1,665,151,544.80
last of day of the collection period:

Delinquency  and loss statistics with respect to the housing            Loss:
loans as at the last day of the collection period                       Nil
                                                                        Delinquency:
                                                                        0-29     1.42%
                                                                        30-59    0.34%
                                                                        60+      0.24%

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